

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 14, 2017

<u>Via E-mail</u>
Sandeep Reddy
Chief Financial Officer
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021

      Re: Guess?, Inc.
               Form 10-K for the Year Ended January 28, 2017
               Filed March 27, 2017
               File No. 001-11893

Dear Mr. Reddy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 8-K Filed on August 23, 2017</u>
<u>Exhibit 99.1</u>

1.   We note you provided non-GAAP financial measures for the outlook of the third quarter of fiscal 2018 ending October 28, 2017 and fiscal year ending February 3, 2018. Please tell us why you have not provided quantitative reconciliations for your forward-looking non-GAAP financial measures. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Steve Lo at (202) 551-3394 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining